SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2020

Commission File Number 0-28800

______________________

DRDGOLD Limited

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park, 1709

South Africa

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2020, incorporated by reference herein:

Exhibit

99.1     Release dated October 29, 2020, “NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 29, 2020                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT

Notice is hereby given that DRDGOLD’s annual general meeting of shareholders will be held remotely at 10:00 a.m. (South African time) on Tuesday, 01 December 2020, to transact the business as stated in the notice of which will be distributed to DRDGOLD shareholders (“Shareholders”) today, Thursday, 29 October 2020.

The notice of annual general meeting also contains summary consolidated financial statements for the year ended 30 June 2020.

The Company has retained the services of The Meeting Specialist Proprietary Limited (“TMS”) to remotely host the annual general meeting on an interactive electronic platform in order to facilitate remote electronic attendance, participation and voting by Shareholders and/or their proxies. TMS will assist Shareholders with the requirements for electronic attendance, participation in, and/or voting at the annual general meeting.

Shareholders who wish to electronically attend, participate and/or vote at the annual general meeting are required to contact TMS at proxy@tmsmeetings.co.za or on +27 11 520 7950/1/2 as soon as possible, in any event by no later than 10:00 (South African time) on Friday, 27 November 2020. Shareholders participating in this manner may still appoint a proxy to vote on their behalf at the annual general meeting. Access by means of electronic communication will be at the expense of the individual Shareholder.

Shareholders are advised that the annual report suite, including the Integrated Report and the Annual Financial Statements for the year ended 30 June 2020 (“Annual Financial Statements”), is available on the Company’s website at https://www.drdgold.com/investors-and-media/annual-reports/2020  from today, Thursday, 29 October 2020.

In compliance with the United States federal securities laws, DRDGOLD will file its annual report on
Form 20-F (“Form 20-F”) with the United States Securities and Exchange Commission (“SEC”) today, Thursday, 29 October 2020. The Form 20-F may also be accessed electronically from the SEC website and DRDGOLD’s website later today, Thursday, 29 October 2020.

The Annual Financial Statements , as included in Form 20-F and published on DRDGOLD’s website, are prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board.

The Annual Financial Statements, and the auditor’s report thereon, contain no modifications to the financial information contained in the condensed consolidated provisional results for the year ended 30 June 2020, published on Tuesday, 1 September 2020 or the auditor’s report thereon.

Should Shareholders require further information, have any questions or require a hard copy of the Annual Financial Statements (a copy of which will be provided, free of cost), please contact the Company Secretary of DRDGOLD at elise.beukes@drdgold.com or on fax number +27 86  47 1176.

Salient dates

2020
Record date to determine which Shareholders are entitled to receive the notice of annual general meeting	Friday, 23 October
Last day to trade in order to be eligible to electronically attend, participate in and vote at the annual general meeting	Tuesday, 17 November
Record date to determine which Shareholders are entitled to electronically attend, participate in and vote at the annual general meeting	Friday, 20 November
Forms of proxy for the annual general meeting for Shareholders registered on the South African register to be lodged by 10:00 a.m. (South African Time)	Friday, 27 November*
Forms of proxy for the annual general meeting for Shareholders holding shares in the form of American Depositary Receipts to be lodged by 03:00 a.m. (Eastern Standard Time)	Friday, 27 November*
Forms of proxy for the annual general meeting for Shareholders registered on the United Kingdom register to be lodged by 10:00 a.m. (Greenwich Mean Time)	Friday, 27 November*

*Any forms of proxy not lodged by this date and time must be handed to the chairman of the annual general meeting before the appointed proxy exercises any of the relevant Shareholder’s rights.

Johannesburg

29 October 2020

Sponsor

One Capital